UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DarioHealth Corp.
[Name of Issuer]
________________________________________________________________________________

Common Stock, par value $0.0001 per share
[Title of Class of Securities]
________________________________________________________________________________

23725P209
[CUSIP Number]
________________________________________________________________________________
October 28, 2024
[Date of Event Which Requires Filing of this Statement]

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
________________________________________________________________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
________________________________________________________________________________
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________
CUSIP No. 23725P209	13G	Page 2 of 5 Pages
________________________________________________________________________________
1. Names of Reporting Persons
   Solid Financial LLC d/b/a Unger Financial

2. Check the Appropriate Box if a Member of a Group
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power
   1,567,681

6. Shared Voting Power
   0

7. Sole Dispositive Power
   1,567,681

8. Shared Dispositive Power
   0

9. Aggregate Amount Beneficially Owned by Each Reporting Person
   1,567,681

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)
    5.00%

12. Type of Reporting Person
    IA
________________________________________________________________________________
CUSIP No. 23725P209	13G	Page 3 of 5 Pages
________________________________________________________________________________
Item 1.
(a) Name of Issuer: DarioHealth Corp.
(b) Address of Issuer's Principal Executive Offices:
322 W. 57th St. #33B
New York, New York 10019

Item 2.
(a) Name of Person Filing:
Solid Financial LLC
(b) Address of Principal Business Office or, if none, Residence:
2711 Ashland St, Raleigh, NC 27608
(c) Citizenship:
Delaware
(d) Title of Class of Securities:
Common Stock, par value $0.0001 per share
(e) CUSIP Number:
23725P209

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:
[Check appropriate box(es)]
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________
________________________________________________________________________________
CUSIP No. 23725P209	13G	Page 4 of 5 Pages
________________________________________________________________________________

Item 4. Ownership
(a) Amount Beneficially Owned:
    1,567,681 shares
(b) Percent of Class:
    5.00% (based on 31,323,906 shares of common stock outstanding as of October 24, 2024, as reported in the Issuer's Form DEF 14A filed October 24, 2024)
(c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote: 1,567,681
    (ii) Shared power to vote or to direct the vote: 0
    (iii) Sole power to dispose or to direct the disposition of: 1,567,681
    (iv) Shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class
Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person
The securities reported in this Schedule 13G are held in discretionary accounts managed by Solid Financial LLC, where the firm has the power to vote and dispose of such securities on behalf of its clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8. Identification and Classification of Members of the Group
Not applicable
________________________________________________________________________________
CUSIP No. 23725P209	13G	Page 5 of 5 Pages
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Item 9. Notice of Dissolution of Group
Not applicable

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: October 28, 2024

/s/ Matthew Elliot Unger
Matthew Elliot Unger, Chief Compliance Officer/Financial Advisor
Solid Financial LLC